SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 Schedule 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                                Metricom, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  591596-10-1
                                (CUSIP Number)

                              Brian L. Blomquist
                        7711 Carondelet Ave., Suite 700
                              St. Louis, MO 63105
                                 (314) 727-5305
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 25, 1997
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box     [ ]

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         This Amendment No. 3 to Schedule 13D is being filed by Ryback
Management Corporation, a Michigan corporation ("Ryback") in order to amend
Item 6 in its entirety.  Item 6 is hereby amended to read as follows:

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

         Effective on September 25, 1997, the Trust entered into a Stock Purchase Agreement with Vulcan Ventures, Inc. ("Vulcan"), pursuant to which the Trust agreed to sell, and Vulcan agreed to buy, all of the 2,583,500 shares of Common Stock of Metricom owned by the Trust. Completion of the sale is subject to expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and receipt of the approval of the purchase by the Board of Directors of Metricom. The Stock Purchase Agreement may be terminated by the Trust if the sale does not occur by December 31, 1997, and the Trust may also terminate the Stock Purchase Agreement two business days after giving notice of termination to Vulcan, any time after the commencement of a tender offer for all of the outstanding Common Stock of Metricom by any Person that is not an Affiliate of Vulcan, unless within such two business day time period Vulcan agrees in writing to pay the Trust for the Shares the same amount offered per share in such tender offer. A copy of the Stock Purchase Agreement is attached as Exhibit
6.1 hereto.

Item 7.  Material Required to be Filed as Exhibits.

Exhibit No.  Description
  6.1 Stock Purchase Agreement, dated as of September 25, 1997, between Lindner Investments, on behalf of Lindner Dividend Fund, Lindner Growth Fund and Lindner Bulwark Fund and Vulcan Ventures, Inc., a Washington corporation.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    RYBACK MANAGEMENT CORPORATION


Date: September 30, 1997            By: /S/ LAWRENCE G. CALLAHAN
                                    Lawrence G. Callahan, Vice President